NetLojix Communications Annual Report 1999

enterprise n. 1. a plan or design for a venture or undertaking. 2. readiness to attempt or engage in what requires daring or energy: a bold, energetic, questing spirit: independence of thought.

empower v. t. 1. to give faculties or abilities to: enable to.
2. to give official authority.

At NetLojix, We Empower Enterprises

Financial Highlights

(amounts in thousands,
except where indicated and per share amounts)       1999              1998              1997
Operating Results
Revenues                                         $ 16,864          $  9,888          $  6,435
Gross Margin                                        7,481             4,219             1,573
Gross Margin %                                       44.4%             42.7%             24.4%
Loss from Continuing Operations                    (4,947)           (3,271)           (9,213)
Loss from Continuing Operations Per Share        ($  0.49)         ($  0.35)         ($  1.11)
Net Loss                                           (2,198)           (5,802)          (10,192)
Net Loss Per Share                               ($  0.23)         ($  0.61)         ($  1.23)
Balance Sheet Items
Total Assets                                     $ 10,956          $ 10,725          $ 10,971
Long-Term Debt                                         --                --                --
Stockholders' Equity                                6,299             4,510             7,809

Focus

Netlojix is an eBusiness enabler. We provide network infrastructure and technical support to the mid-size business market. The three core components of our business are: network connectivity; technical support; and applications development and hosting. Collectively, these services comprise an enterprise network solution. As a single-source provider of enterprise network solutions, we offer these services on a stand-alone basis or bundled as part of a total solution.

Execution

Our mPOP (multi-service points-of-presence) deployment, the co-location facilities connected to those mPOPs, and our support team enable and support the areas of greatest growth and excitement in the IT arena: Internet transport and net-centric eBusiness applications.

Web-Centric Network Strategies

To Our Shareholders

     1999 could certainly be characterized as a year of change, challenge and excitement. Although we hit a few bumps in the road, we ended the year strongly, with a wonderful outlook for the new millennium.

     Of course, the most significant event of the year was our exit from the residential long distance telephone market. This was a big decision for us. In the end, we believe it was the right one for the Company and our shareholders. The move allowed us to substantially increase our focus on our more profitable and growing core business, which is providing eBusiness network services to corporate customers. We are now well-positioned in one of the most exciting areas of the internet services industry.

     Today, our Company's total service portfolio embodies an Enterprise Network Solution, which is the integration of technology, our people and a communications platform to enhance our customers' ability to achieve their objectives. Simply put, we design, build and manage corporate networks across distances from desktop to desktop.

     This core competency generated $16.9 million in revenue in 1999 with a 44.4% Gross Margin. That is a 70.6% increase in revenue and a 77.3% increase in Gross Profit over 1998. Our sources of revenue are segmented into three primary categories: Network Connectivity; Technical Support; and Applications Development & Hosting. We initiated operations in IT Support and eBusiness Solutions in November of 1998. In 1999, these two segments generated 31.2% and 12% of net revenue respectively and, 25.3% and 17.1% of Gross Profit.

     As we are sure you have noted, the world of telecommunications and computing has become very complex as new technologies and a burgeoning market of new service providers are creating revolutionary applications along with enhanced capabilities. These advancements are shaping the demand for greater bandwidth and complex enterprise-wide network solutions. Our strategy in this quickly-changing, and therefore chaotic, industry is clear: provide the technical support and network infrastructure to the small to mid-size business market for business-to-business communications and commerce. By serving as a technology partner for our customers, we bring order to the chaos and assist them in mission critical technology decisions that may significantly alter and enhance the future of their business. Only through solid implementation and management of these 'Best-In-Class' network solutions for their businesses, can we provide the value our customers expect.

     Our network strategy has always provided us with the ability to integrate the most appropriate network access and communications protocols for our customers' needs. In November 1998, we launched DSLink service on the central coast of California. DSLink is a local high-speed access service enabling connectivity speeds up to 1.54 Mbs. More than 1,000 customers later, we believe that DSLink is one of the most cost-effective high-capacity local access services available today.

     In December 1999, we announced the expansion of our network strategy and the national expansion of DSLink. Our plans include new points-of-presence (mPOPs) in Los Angeles, San Francisco, New York, Chicago and Dallas by year-end 2000. These markets were selected based upon our sales and engineering presence. Our mPOPs enable any variation of data transport and will allow for voice over IP and other services as demand dictates.

     Each mPOP can support application hosting and co-location facilities, thereby creating a complete eBusiness Center in each of our target markets. Our first eBusiness Center in California plays host to 1,200 hosting customers and 20 dedicated co-location customers. Hosting services, both shared and dedicated, provide our customers with a cost-effective solution for systems, bandwidth and technical support, and an immediate presence in the 'eWorld'. We believe that the vast majority of our customer base will require an increasing amount of application hosting and co-location space well into the future. This is further supported by the growth and prospects for the Application Service Provider (ASP) industry. It should be noted that we are already providing ASP services in the form of zTrieve and our eCommerce hosting base.

     We recognize that providing reliable, cost-effective, state-of-the-art network access for data, voice and Internet connectivity along with maximum proximity application and database hosting is not the end game. The real-time critical core component and the true value of a complete Enterprise Network Solution is our people. Our value proposition to our customers is and will continue to be the technical support and IT services that our skilled human assets provide. This is why we instituted a variety of aggressive and high-level training programs in 1999, all of which will continue in perpetuity. This is also why every single NetLojix employee is a shareholder.

The Future

     As we look to the exciting and expanding new world of web-centric network technologies, we intimately understand the enormous demand for network integration and management which will continue to grow beyond the next decade. There are two constants that we believe to be absolute truths during these revolutionary times: our existing customers will increase their annual spending on network technologies and bandwidth; and we will add new customers that require our services as their businesses become more web-centric.

     It is absolutely clear that every business across the globe is significantly increasing its networking expenditures as it deploys new technologies for greater bandwidth to maximize productivity. NetLojix sales and technical personnel will continue to partner with leading industry innovators to maximize the value of our Enterprise Network Solutions and satisfy this increasing demand for network services.

     There are a few industry trends that we would like to share with you that will drive our business for the next many years. They are:

     - Increasing acceptance of the Internet as a transport medium for mission critical data
     -    Business-to-business eCommerce activity growing significantly
     - More companies are outsourcing systems and network infrastructure and support
     - An accelerated return to centralized computing through web-centric application hosting across a distributed network architecture, giving rise to the ASP industry
     -    Computing power and routing efficiencies will continue to grow

     More and more companies are relying on the Internet for transport of critical information and as a medium to conduct business. A new study by the Boston Consulting Group predicts that as much as one-fourth of all U.S. business-to-business purchasing will be done online by 2003. The report estimates that between now and 2003, business-to-business e-commerce transactions will grow by 33 percent each year and reach $2.8 trillion.

     In this new world order, referred to by many as the age of the Internet economy, we are categorized in the Internet Infrastructure sector. This sector includes companies that create or enable IP network infrastructure. We view our specific position as the company that enables the network infrastructure to create eBusiness solutions to the desktop.

     You can expect to continue to see NetLojix increase its national presence in providing fully integrated, enterprise-wide solutions to business.

Conclusion

     We believe that we accomplished a great deal in 1999, yet remain more excited by our expansion plans for 2000 and beyond. We got off to a good start this year, and our goal is to make NetLojix a premier name in the industry. To do this, our employees will strive to deliver exceptional service; our leaders at all levels will provide clear direction, focus and energy to their respective teams; and our entire organization will maintain an environment of technical excellence.

      We hope you find the information contained in this report interesting and informative. We look forward to visiting with you at our annual meeting of stockholders in Santa Barbara on May 25, 2000.

Very truly yours,
Anthony E. Papa                James P. Pisani
Chairman                       President

Smart, adj. clever, ingenious. As a one-stop shop for high-bandwidth applications, we believe that our expertise in the delivery of efficient, high-performance, bundled solutions is a smart approach to a greatly underserved middle market.

source n. 1. the place from which something comes or is obtained.
2. the point of origin.

network n. 1. an arrangement or pattern with intersecting lines.
2. a chain of interconnected people or operations.

solution n. the process of solving a problem, the answer found.
v. to solve: to find the answer to a problem or puzzle.

A Smart Ride Up The Technology Curve

Smart Sourcing, Smart Networking, Smart Solutions

     NetLojix is an eBusiness enabler. We provide the most advanced and reliable network infrastructure and technical support available to small to mid-size businesses. Our solutions include broadband Internet, data, and voice connectivity; application development and hosting services; and system integration and maintenance. Collectively, our portfolio of services comprises an Enterprise Network Solution.

     NetLojix has the expertise to design a custom solution to enhance the operations of businesses with multiple locations, requirements for the safe transmission of crucial data across the globe, and a need for more cost-effective intra- and extra-company communications.

     We understand that the business environment is constantly evolving, along with dramatic, technology-driven changes in the marketplace. Our solution starts with the client's process, and ends with a trusting and valued relationship. Reliable and secure networks and systems and superior technical support are a staple in every business-to-business platform we provide for our clients.

     An increasing number of companies are recognizing the power, cost savings and reach of the Internet as a medium. Moreover, companies are recognizing the need to outsource systems and network infrastructure and technical support. Thinking in terms of eBusiness is central to a company's strategy. eBusiness is more than electronic commerce; it is the smart use of electronic communications and information technologies to accelerate the achievement of an enterprise's goals.

     Our suite of high-performance, cost-effective business communications and integration services can empower businesses to compete more effectively by making digital communications simple, fast and inexpensive. NetLojix offers a vast set of data, voice and Internet service options, all from one source. Our communications services include Wide Area Networks, Virtual Private Networks
(VPNs), Frame Relay, Private Line, Dedicated Internet Access, enhanced Toll-Free Service, Broadcast Fax, IP Voice and traditional Voice, Audio and Video Conferencing, and Business Calling Cards. We have dedicated Account Teams located strategically across the country.

     Our target market consists of companies that employ between 50 and 500 people. This is a very large, but underserved, segment of the business universe. NetLojix professionals form long-term partnership-oriented relationships with their customers, which results in high levels of customer retention. Our sales force has a unique advantage over CLECs, DLECs, RBOCs, ISPs and IXCs, because we provide a complete solution nationwide. Most of our customers maintain operations in multiple xLEC service areas and require more than just bandwidth. They require a total solution, which consists of the integration of technology, people and a communications platform.

     In our continuous efforts to provide business customers with superior network performance, we recently announced agreements with several data and Internet transport providers in both the local loop and long haul arenas. Through these alliances, NetLojix will utilize our partners' high bandwidth Internet connectivity and DSL facilities for our mPOP expansion in Los Angeles, New York and San Francisco, as well as other new markets we expect to open. By selecting premier partners and combining them with our state-of-the-art network build plans and technical team, we can orchestrate the routing of mission critical data in a faster, more reliable, more managed fashion than conventional Internet technology.

     Through our mPOP network, our Data Centers are providing secure hosting and co-location facilities for many premier corporate customers. These services address a growing need in the market -- enabling companies that require a presence in the "eWorld" but do not have, or want to provide, the capital or technical resources to implement and support "e" platforms . By providing customers with a complete package of systems, bandwidth and technical support, we allow our customers to focus on their core competency and minimize their total cost of ownership of technology. Whether it's hosting an application to be used by the masses, or specific for a customer, we bring the most critical components to the market -- network, systems and technical resource.

     For example, one of our customers is a highly specialized Internet financial portal, and we are providing secure co-location of its multi-server platform with access to 45Mbps (DS3) of data throughput. NetLojix aggregates 56k data streams carrying stock quote information from the leading ECN computerized trading system based in New York City. NetLojix provides the client with a state-of-the-art Internet Data Center infrastructure, complete with broadband access and support. It is a solution that is highly reliable, cost-effective and easily scalable as the client organization continues its rapid growth in membership.

     As the enterprise network solutions provider for a medical e-commerce company, NetLojix created an intuitive user interface coupled with a powerful commerce engine, so that the client could position itself as the leading online source for home medical supply products 24 hours a day, 7 days a week. NetLojix provides the network connectivity, hosting facilities, transaction processing and eBusiness management services to support the company's online operations.

     NetLojix provides the critical infrastructure to enable and support organizations so that they can conduct business over the Internet. We meet their need for hosting and co-location services. We are expanding the deployment of mPOPs that primarily enable broadband Internet access, DSL and Frame Relay to the Internet, so that we can provide local transport access to customers in each of our target regions. Our DSL strategy and local loop focus will allow NetLojix to leverage technology advances in the loop that will enable services integration, management of networks to the desktop, and a lower cost of doing business for our customers.

     NetLojix. Our solutions are seamless and worry-free. We deliver world-class network design and best-in-class support. We keep networks active so companies can spend more time growing their businesses.

Network Connectivity Services
     -    System Design and Engineering
     -    Local and Wide Area Networking
     -    Broadband Services - Frame Relay, ATM, Private Line
     -    Virtual Private Network Solutions
     -    Global Remote Access and Management
     -    Network Management
     -    Switched and Dedicated Telephone Service
     -    IP Voice
     -    Audio and Video Conferencing
     -    High-Speed Internet Access
Technical Support Services
     -    Help Desk Management - Remote and On-Site
     -    Systems Integration
     -    Desktop and LAN Service and Maintenance
     -    On-Site System Installation and Relocation
Application Development & Hosting Services
     -    Web Development
     -    Commerce Applications
     -    Legacy Integration
     -    Interface Development
     -    Intranet Development and Management
     -    Hosting and Co-Location

Competitive Landscape                      IT Service            RBOCS /
                                  NetLojix Company ISPs     CLECs    IXCs
Voice Network Design              -        -
Data Network Design               -        -
Intranet / Extranet Design        -        -
Voice System                      -        -
LAN / WAN Service                 -        -
Internet Access                   -        -        -           -     -
Frame Relay / ATM Access          -        -        -           -
Telephone Service                 -        -        -           -
Multi-State Service               -        somemajors      some -


Table of Contents
Selected Financial Data                                           10
Notes to Selected Financial Data                                  10
Management's Discussion and Analysis of
Financial Condition and Results of Operations                     11
Independent Auditors' Report                                      16
Financial Statements                                              17
Consolidated Statements of Operations                             17
Consolidated Balance Sheets                                       17
Consolidated Statements of Stockholders' Equity                   18
Consolidated Statements of Cash Flows                             19
Notes to Financial Statements                                     20
Market for Common Equity and Related Stockholder Matters          32

Selected Financial Data

     For accounting purposes, the acquisition of Matrix Telecom on December 1, 1997 was treated as a reverse acquisition of NetLojix by Matrix Telecom. Accordingly, our results of operations reflect the operations of Matrix Telecom prior to December 1, 1997 and reflect the combined operations of NetLojix and Matrix Telecom subsequent to December 1, 1997. In August, 1999, we decided to exit the residential long distance business. Consequently, the residential long-distance business has been reflected as a discontinued operation and all prior period amounts have been restated.

     The following selected operations data of NetLojix for the years ended December 31, 1999, 1998, 1997, 1996 and 1995 and balance sheet data as of December 31, 1999, 1998, 1997, 1996 and 1995 have been derived from our (or Matrix Telecom's) audited financial statements. These selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere herein.

Statement of Operations Data

Years Ended December 31                    1999                1998                1997                1996                1995
Revenues                              $ 16,864,283        $  9,887,728        $  6,435,246        $  6,916,522        $  3,532,758
Operating income (loss)                 (4,889,907)         (3,467,346)         (9,275,261)            397,650             (10,434)
Income (loss) from
     continuing operations              (4,947,398)         (3,270,997)         (9,212,521)            237,548              (1,850)
Income (loss)
     from discontinued operations        2,749,663          (2,531,321)           (979,199)          2,329,186          (2,438,643)
Net income (loss)                       (2,197,735)         (5,802,318)        (10,191,720)            2,566,7          (2,440,493)
Loss per common share from
     continuing operations-basic
     and diluted                             (0.49)              (0.35)              (1.11)                N/A                 N/A
Income (loss) per common share
     from discontinued operations             0.26               (0.26)              (0.12)                N/A                 N/A
Net loss per common share-
     basic and diluted                       (0.23)              (0.61)              (1.23)                N/A                 N/A
Cash dividends per common share                 --                  --                  --                  --                  --
N/A  =Not applicable
Balance Sheet Data
As of December 31                             1999                1998                1997                1996                1995
Working capital (deficit)             $    647,182        ($ 2,084,054)       $  5,570,657        $  6,962,619        $    206,071
Total assets                            10,956,421          10,724,818          10,971,050          10,794,696           4,976,361


Long term borrowings                            --                  --                  --                  --                  --
Stockholders' equity                     6,299,193           4,510,253           7,809,048           7,861,883           3,539,522

Notes to Selected Financial Data

1. Matrix Telecom was originally formed May 29, 1990 as a Texas general partnership. The partners consisted of Matrix Communications, Limited ("MCL") a Texas limited liability partnership and Onward and Upward, Inc. ("OUI"). Effective January 1, 1994, the partnership was dissolved. Prior to the dissolution, cash distributions were made to OUI in satisfaction of its partnership interest. Concurrent with the dissolution, all remaining tangible and intangible assets and liabilities of Matrix then owned by MCL were transferred to Matrix Telecom, Inc., a Texas corporation. Effective June 30, 1995, MCL was liquidated and its sole asset (Matrix Telecom capital stock) was distributed to MCL's partners in proportion to their ownership interests.

2. Concurrent with the dissolution of MCL on June 30, 1995, Matrix Telecom's then outstanding 1,000 shares of common stock were canceled and 100,000 shares were distributed to the prior MCL partners in proportion to the ownership interest in MCL. Effective March 10, 1997, an 18 for 1 stock split was declared resulting in 3,484,260 shares being then outstanding. On December 1, 1997, NetLojix effected a one for four reverse stock split as part of its reincorporation in Delaware, and then acquired Matrix Telecom through the issuance of 9,582,493 shares of Common Stock (including 1,999,997 shares held as treasury stock after the share exchange which have subsequently been cancelled). All share amounts have been restated to reflect the stock splits and share exchanges.

3. In October 1995, Matrix Telecom issued 2,405,499 shares of its common stock valued at $3,607,682 in exchange for all of the outstanding common stock of DNS Communications, Inc., a Houston based long distance reseller. Subsequent to the acquisition, the operations of DNS generated substantial losses. DNS's customer churn rate and bad debts as well as projected cash flows were evaluated as of December 31, 1995, and it was determined that the remaining investment in the DNS acquired customer base totaling approximately $4,462,000 should be written off.

4. Per share amounts are not reflected for 1996 and 1995 due to the recapitalization of the Company as a result of the reverse acquisition in 1997.

5. All amounts have been restated to give effect to the discontinued operations treatment of the residential long distance business.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

     The following discussion should be read in connection with the consolidated financial statements and the accompanying footnotes included later in this Annual Report. This discussion includes "forward-looking" statements which are based on current expectations and judgements of management, which involve risks and uncertainties. There are risks that what we expect may not happen in the future. Because of these risks and uncertainties, what happens in the future may be very different from what we contemplate in our forward-looking statements.

Background

Description of Our Revenue Segments

     We classify our business into three segments: network connectivity, technical support and application development and hosting. The segmentation of our company is how we manage the day-to-day operations of our business and is based on the types of services we provide. All of our services are targeted toward small to mid-sized businesses.

Network Connectivity Services

     The network connectivity segment includes services provided to our customers that are connections for the transfer of data or voice traffic. We provide numerous Internet service options, data and voice access and traditional long distance services. Our Internet product offerings within the network connectivity segment includes dial-up access, DSL, dedicated access and cable access. Our telecommunications product offerings include dedicated or leased lines, switched long distance, frame relay, ATM, calling cards, and "1-800" services. This segment includes the Internet connectivity portion of our Internet service provider business. Within this segment, our networking and communications professionals will design, build and maintain a flexible, cost-effective package of data networking and voice communication services to meet our customer's needs.

Technical Support Services

     Technical support services encompasses a broad array of solutions including system integration, desktop and network support, asset management and help desk solutions aimed at keeping our customers' IT systems operational and their networks running smoothly. The technical support team is certified by over 40 hardware and software manufacturers. Service options within this segment include systems and network installations, flat-fee maintenance contracts, prepaid time block retainers, help desk management contracts, warranty repairs and a small amount of hardware sales.

Application Development and Hosting Services

     The applications development and hosting services segment includes producing, designing, and programming creative multimedia and commerce applications that can be produced as a web application or a stand alone application. Once a web site has been designed we can also provide site maintenance services, host the web site on our own web servers or provide co-location space within one of our data centers.

Financial Information Presentation

     On December 1, 1997, we acquired Matrix Telecom through a share for share exchange of common stock. (the "Share Exchange"). For accounting purposes, the Share Exchange was treated as a reverse acquisition of NetLojix by Matrix Telecom. Even though we were the legal acquirer, the historical financial statements are required to be prepared as if Matrix Telecom acquired NetLojix. Consequently, the following discussion of results of operations reflects the operations of Matrix Telecom prior to December 1, 1997 and reflects the combined operations of NetLojix and Matrix Telecom subsequent to December 1, 1997. References to "the Company" or "our" financial statements and financial information refer to operations of Matrix Telecom prior to the Share Exchange and the combined operations of Matrix Telecom and NetLojix subsequent to the Share Exchange.

     The reverse acquisition of NetLojix by Matrix Telecom was accounted for using the purchase method of accounting. In order to value the consideration given in the Share Exchange, the market price of NetLojix's Common Stock for a period immediately preceding the announcement of the Share Exchange was used. As of the date of acquisition, we determined the fair value of the net tangible and intangible assets and liabilities acquired. The underlying fair value of our net assets was substantially less than the indicated market value of our common and preferred stock. Accordingly, we recorded a charge to income of $9.1 million immediately subsequent to the reverse acquisition.

     In August, 1999 we decided to exit the residential long distance business and focus exclusively on business customers. As of August, 1999 Matrix Telecom was engaged in the residential long distance telephone business and represented all of the Company's business in this segment. Consequently, effective with the execution of a definitive agreement (the measurement date), the residential long distance operations of Matrix Telecom have been reflected as a discontinued operation in the consolidated financial statements. All prior year financial information has been restated to conform to the discontinued operations presentation.

Results of Operations
Year Ended December 31, 1999 compared with Year Ended December 31, 1998

Revenues

     Revenues from continuing operations increased $7.0 million or 70.6% to $16.9 for the year ended December 31, 1999 as compared to $9.9 million for 1998. Approximately $5.4 million of the increase is attributable to acquisitions that were completed late in 1998. In September 1998 we acquired DMI and in November 1998 we acquired Remote Lojix. The acquisitions contributed a full year of operations in 1999 compared with a partial year in 1998. We did not complete any acquisitions during 1999 as we concentrated our efforts on integrating our 1998 acquisitions. As a result, we anticipate revenue growth to come solely from organic or internal expansion of our business segments and future acquisitions.

Network Connectivity Segment

     During 1999 we derived 56.8% of our revenues from network connectivity services versus 80.9% in 1998. Segment revenues increased $1.6 million to $9.6 million for the year ended December 31, 1999 from $8.0 million for the year ended December 31, 1998. Within the network connectivity segment, data and voice services accounted for $1.2 million of the increase with the balance of the increase attributable to Internet services.

     Data and voice services revenue increased 24.5% in 1999 over 1998 as the Company significantly expanded its sales force during 1999. The increase was attributable to an increase of $0.5 million in dedicated access and an increase in billable revenue minutes to 75.6 million minutes from 50.6 million minutes, a 49.3% increase. The increase in call traffic was partially offset by a decline in billing rates per minute. Our average rate per minute during 1999 was 8.31 cents compared to 9.98 cents per minute in 1998 or a 16.7% decline. The decrease in per minute rates is attributable to continued competitive pricing pressures within the telecommunications industry. We believe that the downward competitive pressure on long distance rates will continue to adversely effect our revenues and gross margins for our traditional long distance products.

     Internet connectivity services revenues increased 11.6% to $3.3 million. Demand for Internet connectivity in the central California area continues to be strong with customer attrition rates running below industry averages at about 1.5% per month. The increase in revenues is attributable to dedicated Internet access products which include frame relay, cable, ISDN and DSL. Our dedicated Internet access customer base increased over 350% in 1999 as compared to 1998. We believe that demand for broadband Internet access products will continue to be strong. We have upgraded our product offerings through partnerships and alliances with major vendors so that we can continue to increase our focus on broadband products.

Technical Support Segment

     Technical support services revenues were $5.3 million for the year ended December 31, 1999 compared to $1.0 million in 1998. In November, 1998 we acquired Remote Lojix which started our technical support services. Therefore the 1998 results represent two months of operating activity as opposed to 12 months in 1999.

Application Development and Hosting Segment

     Application development and hosting segment revenues increased to $2.0 million for the year ended December 31, 1999 from $0.9 million for the year ended December 31, 1998. During 1998 we recorded a $119,000 management fee relating to the acquisition of DMI. Excluding the one time management fee, revenues for this segment grew by $1.2 million or over 150%. The increase is primarily attributable to applications services that were acquired in the DMI acquisition in September 1998.

Gross Margin

     Gross margin on continuing operations as a percentage of revenues increased to 44.4% for the year ended December 31, 1999 from 42.7% for the year ended December 31, 1998. Total gross profit was $7.5 million for the year ended December 31, 1999 compared with $4.2 million for 1998. The 77.3% increase is primarily attributable to the 70.6% increase in total revenues, with the balance attributable to increase in gross margin for several segments as described below.

Network Connectivity Segment

     The network connectivity segment recorded a gross margin of 45.0% during 1999 compared to a gross margin 38.2% for the year ended December 31, 1998. The increase in gross margin was attributable to an increase in the gross margins on our data and voice products.

     Data and voice gross margins averaged 25.7% during 1999 compared with 13.2% in 1998. During 1999, the Company received a credit from its major vendor of $0.2 million relating to prior periods network service costs. Excluding the effect of the one-time credit, the Company's gross margins for data and voice services would have been 22.3%. Effective February 15, 1999, we negotiated significantly lower rates with our major underlying carrier for dedicated traffic. The improvement in gross margins was partially offset by the re-negotiation of a major customer contract which resulted in lower retail business rates. The lower rates were effective with August 1999 traffic and extend through October 2000.

     Gross margins for Internet services continue to be strong averaging 81.8% during 1999 compared with 81.2% for 1998.

Technical Support Segment

     Technical support services gross margins averaged 36.0% during the year ended December 31, 1999 compared with 39.5% during 1998. During 1999 salaries expense for technical service employees increased which adversely effected margins. We expect margins will continue to be under pressure as the projected demand for IT professionals is expected to outweigh the supply. We are anticipating increasing retail prices in response to the increased demand for IT professionals.

Application Development and Hosting Segment

     Application development and hosting gross margins were 63.2% during 1999 compared with 86.5% for 1998. The decrease in gross margin is due to the $119,000 management fee relating to the acquisition of DMI recorded in 1998 and the increase in applications development projects within this segment. Gross margins for applications development projects are negotiated on a project by project basis and tend to fluctuate for each project depending on the total dollar amount, deadline commitments and specialized expertise that may be required for a particular project. Total gross profit increased to $1.3 million from $.8 million in 1998.

Selling, General, and Administrative Costs

     Selling, general, and administrative costs from continuing operations increased $4.2 million to $11.3 million for the year ended December 31, 1999 from $7.1 million for the year ended December 31, 1998. Approximately $2.3 million of the increase is attributable to the acquisitions of DMI and Remote Lojix which were completed late in 1998. The acquisitions contributed a full year of operations in 1999 compared with a partial year in 1998. As a percentage of revenues, selling, general and administrative costs decreased to 67.3% for year ended December 31, 1999 from 71.6% for 1998.

     Approximately $0.6 million of the increase is due to increased legal and professional fees, primarily due to the class action lawsuit. The remaining increase in selling, general and administrative costs was associated with expanded sales force and related expenses including salaries, general office expense, rent, utilities and travel expenditures.

Depreciation and Amortization

     Depreciation and amortization increased $0.4 million to $1.0 million for the year ended December 31, 1999 from $0.6 million for the year ended December 31, 1998. The increase was primarily due to increased goodwill amortization related to the purchase of Remote Lojix during the fourth quarter of 1998.

Discontinued operations

     As noted earlier, in August, 1999 we decided to exit the residential long distance business and focus exclusively on business customers. Consequently, effective with the execution of a definitive agreement, the residential long distance operations of Matrix Telecom have been reflected as a discontinued operation in the Company's consolidated financial statements. All historical years have been restated to conform to the discontinued operations presentation.

     Loss from operations of our discontinued residential long distance business was $3.0 million for the year ended December 31, 1999 compared with a loss of $2.5 million 1998. The 1998 loss included a tax benefit of $1.4 million. The tax benefit resulted from the loss from discontinued operations and the carry back of a portion of such loss to prior years. In accordance with APB 30, since September 1, 1999, all losses of Matrix Telecom were deferred and were recognized as a reduction of the gain on the sale.

     On November 30, 1999, we sold all of the stock of Matrix Telecom to Matrix Acquisition Holdings Corp., a wholly-owned subsidiary of Platinum Equity Holdings, LLC, and recorded a gain of $5.8 million. The purchase price for the Matrix Telecom stock was valued at $6.1 million and consisted of four components. First, we received a credit against future charges incurred for long distance wholesale telephone traffic pursuant to our service contract with Matrix Telecom. We calculated the amount of this credit to be $0.6 million. Second, we eliminated $4.2 million in intercompany indebtedness owed to Matrix Telecom by NetLojix. Third, we retained federal income tax refunds paid to or due Matrix Telecom in the total amount of $1.2 million. Fourth, we may receive a cash payment based upon Matrix Telecom's Internet service customer base. We currently do not expect any payment as a result of this component. In addition, we received an indemnity from Platinum against certain claims or liabilities arising under NetLojix's secured credit facility with Coast Business Credit. NetLojix also has been released by Coast Business Credit from any claims or liabilities relating to borrowings secured by the assets of Matrix Telecom.

     The amount of the final purchase price is subject to adjustment based on finalization of a balance sheet for Matrix Telecom as of August 31, 1999 and agreement by both parties. We completed the balance sheet and we have been notified by Platinum that they materially disagree with the closing balance sheet that we prepared. We are currently attempting to negotiate a settlement of the balance sheet items in disagreement. If the we are unable to resolve the matter, the balance sheet will be submitted to an independent firm of accountants chosen by the parties for final resolution. Any material adjustments, as determined by the independent accountants, will effect the purchase price and the recorded gain. At this time, we believe that the ultimate resolution of the items in dispute will not materially effect the recorded gain.

Results of Operations
Year Ended December 31, 1998 compared with Year Ended December 31, 1997

Revenues

     Revenues from continuing operations increased $3.5 million or 53.7% to $9.9 million from $6.4 million for the year ended December 31, 1998 as compared to the same period in 1997. The increase is attributable to the Share Exchange between NetLojix and Matrix. NetLojix contributed approximately $0.3 million of revenues for the period December 1, 1997 through December 31, 1997 (subsequent to the Share Exchange) compared with approximately $5.3 million in 1998.

Network Connectivity Segment

     Segment revenues, increased $1.6 million to $8.0 million for the year ended December 31, 1998 from $6.4 million for the year ended December 31, 1998. Within the network connectivity segment, data and voice services decreased $1.1 million or 17.7% and Internet services increased $2.7 million.

     Data and voice billable minutes decreased to 50.6 million minutes or 7.5% from 54.7 million minutes in 1997. The decrease in 1998 compared with 1997 is attributable to the loss of a major customer in early 1997 and a decline in the billing rates per minute. The loss of the major customer resulted in a decrease of $0.7 million of revenues or approximately 6.5 million billable minutes. Our average rate per minute during 1998 was 9.98 cents compared to 11.3 cents per minute in 1997 or an 11.7% decline. The decrease in per minute rates is attributable to continued competitive pricing pressures within the telecommunications industry.

     Internet connectivity revenues increased to $2.9 million in 1998 from $0.3 million in 1997. The increase is attributable to the Share Exchange as Internet connectivity revenues for 1997 are for the period December 1, 1997 through December 31, 1997 (subsequent to the Share Exchange) compared with twelve months in 1998.

Technical Support Segment

     Technical support services revenues were $1.0 million for the year ended December 31, 1998 compared to zero in 1997. In November, 1998 we acquired Remote Lojix which started our technical support services. Therefore the 1998 results represents two months of operating activity compared with none in 1997.

Application Development and Hosting Segment

     Application development and hosting segment revenues were $0.9 million for the year ended December 31, 1998 compared to zero in 1997. The increase is primarily attributable to applications services that were acquired in the DMI acquisition in September 1998 and a $119,000 management fee relating to the acquisition of DMI that was recorded in 1998.

Gross Margin

     Gross margin from continuing operations increased $2.6 million to $4.2 million for the year ended December 31, 1998 from $1.6 million for the year ended December 31, 1997. As a percentage of revenues, gross margin increased by
18.3 percentage points to 42.7% for the year ended December 31, 1998 from 24.4% for the year ended December 31, 1997. The increase in gross margin was due to the addition of Internet connectivity, technical support and applications development and hosting segments in late 1997 and 1998 which typically experience higher margins.

Network Connectivity Segment

     The network connectivity segment recorded a gross margin of $3.1 million during 1998 compared to a gross margin $1.5 million for the year ended December 31, 1997. The increase in gross margin was attributable to the addition of Internet services on December 1, 1997.

     Data and voice gross profit declined $0.6 million to $0.7 million in 1998 from $1.3 million in 1997. Gross margin as a percent of revenue averaged 13.2% during 1998 compared with 21.3% in 1998. Due to increasing market demands, the Company was forced to continue to decrease retail rates in 1998, however, the underlying network costs did not change due to contractual commitments.

     Internet services contributed $2.4 million to gross margin in 1998 compared with $0.2 million in 1997. The increase is attributable to the Share Exchange as Internet connectivity gross profit for 1997 includes the period December 1, 1997 through December 31, 1997 (subsequent to the Share Exchange) compared with 12 months in 1998.

Technical Support Segment

     Technical support services contributed $0.4 million to gross margin for the year ended December 31, 1998 compared with none in 1997. In November, 1998 we acquired Remote Lojix which started our technical support services. Therefore the 1998 results represents two months of operating activity compared with none in 1997.

Application Development and Hosting Segment

     Application development and hosting services contributed $0.8 million to gross margin for the year ended December 31, 1998 compared to none in 1997. The increase is primarily attributable to applications services that were acquired in the DMI acquisition in September 1998 and a $119,000 management fee relating to the acquisition of DMI that was recorded in 1998.

Selling, General, and Administrative Costs

     Selling, general, and administrative costs from continuing operations increased $5.4 million to $7.1 million for the year ended December 31, 1998 from $1.7 million for the year ended December 31, 1997. The primary reasons for the increase in selling, general, and administrative costs from continuing operations were the Share Exchange and the acquisitions of

Remote Lojix and DMI in 1998. Effective December 1, 1997, the selling general and administrative costs of NetLojix were included in selling general and administrative costs.

     Salaries and wages increased $3.4 million, of which $2.2 is a attributable to twelve months of NetLojix selling, general and administrative costs included in the total in 1998 compared with one month in 1997. The acquisitions of DMI and Remote Lojix added approximately $0.4 million and $0.5 million, respectively of salaries and wages. The balance of the increase is attributable to the addition of personnel and normal salary increases.

     Stock compensation expense increased $0.4 million in 1998 compared with 1997. During 1998 an additional expense was recognized in connection with the early vesting of a restricted stock grant to a departing director.

     Professional services increased $0.5 million as a result of additional expenses associated with public company reporting requirements.

Acquisition related write-off
The $9.1 million write-off relates to the Share Exchange as discussed above.

Depreciation and Amortization

     Depreciation and amortization increased $0.5 million to $0.6 million for the year ended December 31, 1998 from $0.1 million for the year ended December 31, 1997. The increase primarily resulted from amortization of the acquired customer base associated with the share exchange of NetLojix and Matrix Telecom effective December 1, 1997. The customer base is amortized on a straight-line basis over five years. Similarly, the acquisition and consolidation of assets related to the Share Exchange resulted in some increases in depreciation expense. As a result of the acquisitions of DMI and Remote Lojix in the fourth quarter of 1998, NetLojix recognized goodwill in the amount of $4.5 million. Goodwill is amortized on a straight-line basis over fifteen years. Remote Lojix comprised $4.4 million of the goodwill. Goodwill was determined by the purchase price in excess of the fair value of the assets received.

Liquidity and Capital Resources

     As of December 31, 1999 we had cash and cash equivalents of $1.1 million and working capital (current assets minus current liabilities) of $0.6 million. We had no debt outstanding as of December 31, 1999 and as of March 15, 2000 we continue to have no outstanding debt. For the year ended December 31, 1999, we incurred a loss from continuing operations of $4.9 million and we incurred significant losses from continuing operations in each of the previous two years. Our net loss totaled $2.2 million, $5.8 million and $10.2 million for the years ended December 31, 1999, 1998 and 1997, respectively. Net cash used by continuing operations totaled $4.7 million, $4.1 million and $2.9 million for the years ended December 31, 1999, 1998 and 1997.

     In November 1999 we completed the sale of Matrix Telecom. The purchase price for the Matrix Telecom stock was valued at $6,052,529 which is subject to adjustment based on finalization of a balance sheet for Matrix Telecom, Inc. as of August 31, 1999 and agreement by both parties. We completed the balance sheet, and we have been notified by Platinum that it materially disagrees with the closing balance sheet that we prepared. We are currently attempting to negotiate a settlement of the balance sheet items in disagreement. If we are unable to resolve the matter, the balance sheet will be submitted to an independent firm of accountants chosen by the parties for final resolution. Any material adjustments, as determined by the independent accountants, will effect the purchase price and the recorded gain. At this time, we believe that the ultimate resolution of the items in dispute will not require any material expenditure on our part.

     We used $225,000 of the long distance credit received in the sale of Matrix Telecom during the period commencing on September 1, 1999 and ending on November 30, 1999. After November 30, 1999, the amount of the long distance credit used may not exceed $100,000 per month. We have used an additional $100,000 in February, 2000 We intend to use this long distance credit, to the extent available, to offset our costs for long distance service which we continue to provide to our business customers. However, we are not obligated to continue to purchase long distance services from Matrix Telecom.

     In March, 2000, we restructured our secured credit facility with Coast Business Credit. Under the restructured line of credit, we may borrow up to 75% of eligible receivables (as defined) up to a total amount of $3.0 million. The percentage may be increased to 80% of eligible receivables if we reach certain operational targets. In addition, the line of credit may be used to provide a facility for issuing letters of credit. Borrowings under the line of credit bear interest, payable monthly, based upon the prime rate of Bank of America NT & SA plus 2% (10.75% at March 15, 2000). Borrowings under the credit facility are secured by substantially all of our assets. Currently no amount is outstanding under the credit facility.

     On April 23, 1999, we entered into the equity line agreement with Cambois Finance. Under the terms of the equity line agreement, we may sell or put our common stock to Cambois Finance, at our option at any time, subject to the satisfaction of several conditions. The equity line agreement provides for Cambois Finance to purchase up to $13,500,000 of our common stock, subject to our filing and maintaining an effective registration statement, trading price and volume minimums, and limits on the amount and frequency on sales of common stock under the line. As of March 15, 2000, we had sold a total of 1,066,725 shares of common stock to Cambois Finance for total proceeds of $2,000,000.

     On April 13, 1999, we sold 1,500 shares of newly-designated Series B Convertible Preferred Stock to three private investors for $1,500,000. The Series B Convertible Preferred Stock was convertible into common stock at the option of the Series B investors at any time. As of December 2, 1999, all shares of the Series B Convertible Preferred Stock had been converted into a total of 804,328 shares of NetLojix Common Stock. As a result, no shares of the Series B Convertible Preferred Stock are outstanding.

     On March 3, 2000 we raised $1.5 million through a private placement of 375,000 shares of common stock at $4.00 per share.

     Historically, our cash flow from operations, our secured borrowings, our private placements of both common and preferred stock and our equity line agreement with Cambois Finance, Inc. have been sufficient to meet working capital and capital expenditure requirements. We believe that our cash flow from operations, our equity line agreement and our secured line of credit with Coast Business Credit are sufficient to meet our working capital requirements from our current operations into the foreseeable future.

     However, our ability to raise capital by putting common stock to Cambois Finance under the equity line agreement is subject to the satisfaction of several conditions, as discussed above. Additionally, an important component of our past growth has been to develop our business through acquisitions. We intend to continue this strategy. In appropriate circumstances, we may use our capital stock for acquisitions in addition to debt and equity financing.

Inflation

     We do not believe that the relatively moderate rates of inflation over the past three years have had a significant effect on our net sales or our profitability.

Recently-Issued Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. In July 1999, the Financial Accounting Standards Board issued SFAS No. 137 which delayed the effective date of SFAS No. 133. SFAS No. 133 is now effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. We do not anticipate that this statement will have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

     We have not been exposed to material future earnings or cash flow fluctuations from changes in interest rates on our long-term debt at December 31, 1999. A hypothetical increase of 100 basis points in interest rate (ten percent of our overall borrowing rate) would not result in a material fluctuation in future earnings or cash flow. We have not entered into any derivative financial instruments to manage interest rate risk or for speculative purposes and we are not currently evaluating the future use of such financial instruments.

Independent Auditors' Report

The Board of Directors and Stockholders
NetLojix Communications, Inc.:

     We have audited the accompanying balance sheets of NetLojix Communications, Inc. (formerly AvTel Communications, Inc.) and subsidiaries as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NetLojix Communications, Inc. (formerly AvTel Communications, Inc.) and subsidiaries as of December 31,

1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

KPMG LLP
Dallas, Texas
February 18, 2000, except as to Note 13, which is as of March 2, 2000

Financial Statements

Consolidated Balance Sheets

                                                                                           1999                  1998
Assets
Current Assets
     Cash and cash equivalents                                                         $  1,134,625              222,059
     Accounts receivable, net                                                             2,471,941            1,295,459
     Due from affiliates                                                                    715,457              773,667
     Federal and state income tax receivable                                                     --            1,325,000
     Other current assets                                                                   982,387              340,078
     Total current assets                                                                 5,304,410            3,956,263
Property and equipment, net                                                                 917,571            1,039,493
Goodwill, net                                                                             3,802,307            4,463,747
Other assets, net                                                                           932,133            1,265,315
Total assets                                                                           $ 10,956,421           10,724,818
Liabilities and Stockholders' Equity
Current Liabilities
     Accounts payable and other accrued expenses                                       $  2,317,587            2,004,498
     Accrued network services costs                                                         874,830            1,261,016
     Sales and excise tax payable                                                           118,503              473,072
     Unearned revenue                                                                       990,699              954,101
     Net liabilities of discontinued operations                                                  --              843,500
     Other current liabilities                                                              355,609              504,130
     Total current liabilities                                                            4,657,228            6,040,317
Common stock subject to put option                                                               --              168,867
Long-term obligations under capital leases                                                       --                5,381
Total liabilities                                                                         4,657,228            6,214,565
Stockholders' Equity
     Preferred stock, authorized 750,000 shares, $0.01 par value Series A convertible preferred stock, authorized 250,000
              shares, $0.01 par value, cumulative as to 8% dividends, 147,700 shares issued and outstanding (Liquidation preference of $727,664 at December 31, 1999 and
              1998 including dividends in arrears)                                            1,477                1,477
     Common stock, authorized 20,000,000 shares, $0.01 par
         value, issued 12,562,741 and 10,409,473 shares at
         December 31, 1999 1998, respectively                                               125,627              102,969
     Additional paid-in capital                                                          23,650,546           19,630,404
     Accumulated deficit                                                                (17,476,946)         (15,224,597)
     Treasury stock, $0.01 par value, 151,075 common share
         at December 31, 1999 and none at December 31, 1998                                  (1,511)                  --
Total stockholders' equity                                                                6,299,193            4,510,253
Commitments and contingencies (Notes 2, 9 and 12)
Total liabilities and stockholders' equity                                             $ 10,956,421           10,724,818

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Operations
                                                                                               1999            1998            1997
Revenues                                                                               $ 16,864,283       9,887,729       6,435,246
Cost of Revenues                                                                          9,383,318       5,668,958       4,862,195
Gross Margin                                                                              7,480,965       4,218,771       1,573,051
Operating expenses
     Selling, general and administrative                                                 11,348,665       7,074,206       1,671,504
     Acquisition related write off                                                               --              --       9,098,545
     Depreciation and amortization                                                        1,022,207         611,911          78,263
     Total operating expenses                                                            12,370,872       7,686,117      10,848,312
Operating Loss                                                                           (4,889,907)     (3,467,346)     (9,275,261)
Interest expense                                                                            (80,550)        (31,178)         (3,220)


Other income, net                                                                            23,059          92,337          37,219
Loss from continuing operations
     before income taxes                                                                 (4,947,398)     (3,406,187)     (9,241,262)
Income tax benefit                                                                               --         135,190          28,741
Loss from continuing operations                                                          (4,947,398)     (3,270,997)     (9,212,521)
Discontinued operations
     Loss from operations of discontinued residential long distance business
         (net of income tax benefit of $0, $1,391,389, and $247,611 in 1999,
         1998 and 1997, respectively)                                                    (3,030,575)     (2,531,321)       (979,199)
     Gain on disposition                                                                  5,780,238              --              --
Income (loss) from discontinued operations                                                2,749,663      (2,531,321)       (979,199)
Net Loss                                                                               $ (2,197,735)     (5,802,318)    (10,191,720)
Loss from continuing operations
     per common share - basic and diluted                                              $      (0.49)          (0.35)          (1.11)
Income (loss) from discontinued operations
     per common share - basic and diluted                                                      0.26           (0.26)          (0.12)
Net loss per common share - basic and diluted                                          $      (0.23)          (0.61)          (1.23)
Weighted average number of
     common shares - basic and diluted                                                   10,794,584       9,633,474       8,267,296

Consolidated Statements of Stockholders' Equity

                                                                Preferred Stock               Common Stock
                                                                Shares            Amount      Shares         Amount        Capital
Balances
     December 31, 1996                                                --                 --   8,336,654      7,532,026          --

     Acquisition of BestConnections                                   --                 --     934,987      3,361,208          --
     Share for share exchange between NetLojix and Matrix:
         Reverse acquisition of NetLojix                         207,700              2,077   1,839,563         18,396   9,129,040
         Reflect new capitalization of company                        --                 --    (171,548)   (10,802,234)  7,064,710
         Issuance of common stock for exercise of options             --                 --      15,000            150      52,350
     Expired put options                                              --                 --      96,480            965     143,755
     Stock compensation earned                                        --                 --          --             --     748,884
     Net loss                                                         --                 --          --             --          --
Balances
     December 31, 1997                                           207,700              2,077  11,051,136        110,511  17,138,739

     Conversion of preferred stock                               (60,000)              (600)     60,000            600          --
     Issuance of common stock for exercise
         of options and restricted common stock                       --                 --     473,326          4,733     512,879
     Issuance of common stock for acquisitions                        --                 --     680,000          6,800   1,526,950
     Expired put options                                              --                 --      48,187            482      36,770
     Called put options                                                                         185,847          1,859     372,918
     Purchase of officer note receivables                             --                 --          --             --    (435,000)
     Stock compensation earned                                        --                 --          --             --     477,148
     Retirement of treasury stock                                     --                 --  (2,201,601)       (22,016)         --
     Net loss                                                         --                 --          --             --          --
Balances
     December 31, 1998                                           147,700              1,477  10,296,895        102,969  19,630,404

     Issuance of common stock for exercise
         of options and restricted common stock                       --                 --     315,477          3,155     481,990
     Stock compensation earned                                        --                 --          --             --     560,725
     Issuance of common stock per equity line of credit               --                 --   1,066,725         10,667   1,917,350
     Purchase of treasury stock                                       --                 --          --             --     (77,289)
     Shares acquired in legal settlement                              --                 --          --             --    (429,827)
     Cancelled put options                                            --                 --     112,578          1,126     167,741
     Retire treasury stock                                            --                 --     (36,262)          (363)         --
     Issuance of preferred stock                                   1,500                 15       3,000             30   1,407,480
     Preferred stock dividends paid                                   --                 --          --             --          --
     Conversion of preferred stock                                (1,500)               (15)    804,328          8,043      (8,028)
     Net loss                                                         --                 --          --             --          --
Balances
     December 31, 1999                                           147,700              1,477  12,562,741        125,627  23,650,546


                                                             Retained
                                                             Additional Earnings /
                                                             Paid-In  (Accumulated Treasury Stock
                                                             Deficit)               Shares        Amount          Total
Balances
     December 31, 1996                                           769,441            (171,548)      (439,584)      7,861,883

     Acquisition of BestConnections                                   --          (1,999,997)    (3,317,940)         43,268
     Share for share exchange between NetLojix and Matrix:
         Reverse acquisition of NetLojix                              --                  --             --       9,149,513
         Reflect new capitalization of company                        --             171,548      3,737,524              --
         Issuance of common stock for exercise of options             --                  --             --         52,500
     Expired put options                                              --                  --             --         144,720
     Stock compensation earned                                        --                  --             --         748,884
     Net loss                                                (10,191,720)                 --             --     (10,191,720)
Balances
     December 31, 1997                                        (9,422,279)         (1,999,997)       (20,000)      7,809,048

     Conversion of preferred stock                                    --                  --             --              --
     Issuance of common stock for exercise
         of options and restricted common stock                       --                  --             --         517,612
     Issuance of common stock for acquisitions                        --                  --             --       1,533,750
     Expired put options                                              --                  --             --          37,252
     Called put options                                               --            (201,604)        (2,016)        372,761
     Purchase of officer note receivables                             --                  --             --        (435,000)
     Stock compensation earned                                        --                  --             --         477,148
     Retirement of treasury stock                                     --           2,201,601         22,016              --
     Net loss                                                 (5,802,318)                 --             --      (5,802,318)
Balances
     December 31, 1998                                       (15,224,597)                 --             --       4,510,253

     Issuance of common stock for exercise
         of options and restricted common stock                       --                  --             --         485,145
     Stock compensation earned                                        --                  --             --         560,725
     Issuance of common stock per equity line of credit               --                  --             --       1,928,017
     Purchase of treasury stock                                       --             (11,075)          (111)        (77,400)
     Shares acquired in legal settlement                              --            (176,262)        (1,763)       (431,590)
     Cancelled put options                                            --                  --             --         168,867
     Retire treasury stock                                            --              36,262            363              --
     Issuance of preferred stock                                      --                  --             --       1,407,525
     Preferred stock dividends paid                              (54,614)                 --             --         (54,614)
     Conversion of preferred stock                                    --                  --             --              --
     Net loss                                                 (2,197,735)                 --             --      (2,197,735)
Balances
     December 31, 1999                                       (17,476,946)           (151,075)        (1,511)      6,299,193

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
                                                                            1999                 1998                 1997
Cash Flows from Operating Activities:
     Net loss from continuing operations                                  $ (4,947,398)          (3,270,997)          (9,212,521)
     Adjustments to reconcile net loss from continuing
         operations to cash used by continuing
         operating activities:
              Depreciation and amortization                                  1,022,207              611,911               78,263
              (Gain)loss on disposition of assets                                9,555              (87,371)                  --
              Acquisition related write off                                         --                   --            9,098,545
              Provision for bad debts                                          296,238              384,162              255,635
              Deferred income tax                                                   --             (498,712)             (80,377)


              Stock compensation earned                                        156,551              372,917                   --
              Changes in certain operating assets and liabilities:
                  Accounts receivable                                       (1,472,720)            (716,557)            (320,365)
                  Due from affiliates                                           58,210               74,580              631,567
                  Federal and state income tax receivable                    1,325,000             (741,094)            (598,970)
                  Other current assets                                        (642,309)             342,349             (541,276)
                  Accounts payable and accrued liabilities                    (499,217)            (550,432)            (966,234)
                  Due to  affiliate                                                 --              (24,329)          (1,259,215)
              Cash used by continuing operating activities                  (4,693,883)          (4,103,573)          (2,914,948)
              Cash provided (used) by discontinued
                  operating activities                                      (2,983,421)          (1,875,224)           4,582,718
              Cash provided(used) by operating activities                   (7,677,304)          (5,978,797)           1,667,770

Cash Flows From Investing Activities:
     Additions to property and equipment                                      (369,442)            (323,128)             (86,177)
     Additions to property and equipment -
         discontinued operations                                              (409,947)            (149,961)            (126,244)
     Loans to affiliate - discontinued operations                                   --                   --           (2,000,000)
     Payments received on loans to affiliates -
         discontinued operations                                                    --            1,798,889              201,111
     Cash received(paid)in acquisitions                                             --             (474,082)             477,643
     Proceeds from sale of property and equipment                                1,050               94,370                   --
     Proceeds from sale of property and equipment -
         discontinued operations                                                 6,600                   --                2,749
     Cash provided(used)by investing activities                               (771,739)             946,088           (1,530,918)

Cash Flows From Financing Activities:
     Principal payments on capital leases                                      (45,753)             (59,055)              (4,306)
     Principal payments on capital leases -
         discontinued operations                                               (20,886)                  --                   --
     Issuance of common stock for exercise of options                          485,145              517,612               52,500
     Issuance of common stock on equity line of credit                       1,928,017                   --                   --
     Issuance of Series B preferred stock                                    1,407,525                   --                   --

Consolidated Statements of Cash Flows (Continued)
                                                                                  1999                 1998                 1997
     Preferred stock dividend payments                                         (54,614)                  --                   --
     Borrowings on line of credit                                            2,617,182                   --                   --
     Amounts paid on line of credit                                         (2,617,182)                  --                   --
     Borrowings on short-term note - discontinued operations                 2,000,000                   --                   --
     Borrowings on long-term note - discontinued operations                  3,160,294                   --                   --
     Borrowings on line of credit - discountinued operations                24,606,519            9,753,467                   --
     Amounts paid on line of credit - discontinued operations              (24,716,358)          (8,640,577)                  --
     Purchase from third party of note receivable
         for stock purchase                                                         --             (435,000)                  --
     Purchase of common stock for treasury                                     (77,400)                  --                   --
         Cash provided by financing activities                               8,672,489            1,136,447               48,194
         Net increase(decrease)in cash and cash equivalents                    223,446           (3,896,262)             185,046
Cash and cash equivalents at beginning of period
     for continuing and discontinued operations                                911,179            4,807,441            4,622,395
Cash and cash equivalents at end of period for
     continuing and discontinued operations(see Note 3)                   $  1,134,625              911,179            4,807,441
Cash paid(received)during the period:
     Interest - continuing operations                                     $     83,624               31,178                3,220
     Interest - discontinued operations                                   $    309,271               54,943                8,374
     Income taxes - continuing operations                                 $   (112,201)             (50,649)              89,741
     Income taxes - discontinued operations                               $ (1,162,814)            (436,358)             835,420
Noncash investing and financing activities:
     Common stock issued for Best acquisition                             $         --                   --            3,361,208
     Treasury stock acquired with Best acquisition                        $         --                   --           (3,317,940)
     Common and preferred stock issued in NetLojix
         reverse acquisition                                              $         --                   --            9,149,513
     Common stock issued for DMI acquisition                              $         --            1,462,500                   --
     Common stock issued for RLI acquisition                              $         --               71,250                   --
     Common shares acquired in legal settlement                           $   (431,590)                  --                   --
     Net liabilities relinquished in Matrix sale                          $  5,780,238                   --                   --

See accompanying Notes to Consolidated Financial Statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Business and Background

     NetLojix is an eBusiness enabler, with offices principally located in California, New York and Texas, providing advanced Internet, data and voice connectivity, technical support and application hosting services, primarily to mid-sized businesses. NetLojix currently sells and markets advanced network services and technical support services through internal direct sales professionals and independent VAR's.

     NetLojix had previously been organized into two primary business units: the Business Markets Group and the Channel Markets Group. On September 15, 1999, NetLojix realigned its businesses and business segments in order to support NetLojix's core mission of providing Enterprise Network Solutions to businesses. As a result of this realignment, the Company's primary business segments are network connectivity, technical support services and application development and hosting.

     Services provided by NetLojix include the transport of data, voice and Internet traffic; systems integration, service and technical support; and application development and hosting. Through a value-added sales process, NetLojix designs, installs and manages its customers' networks. NetLojix will provide a host of additional value added services assisting its customers to create enhanced intranet and extranet applications. NetLojix cross-markets to its customer base a variety of traditional telecommunications products and services such as long distance telephone service, executive calling cards and video/audio conferencing.

     On December 1, 1997, NetLojix Communications, Inc. ("NetLojix") and Matrix Telecom, Inc. ("Matrix Telecom") completed a stock for stock exchange pursuant to a share exchange agreement ("Share Exchange"). For accounting purposes, the Share Exchange was treated as a reverse acquisition of NetLojix by Matrix Telecom. NetLojix was the legal acquirer and accordingly, the Share Exchange was effected by the issuance of 9,582,493 shares of NetLojix common stock in exchange for all of the common stock then outstanding of Matrix Telecom. In addition, holders of outstanding Matrix Telecom stock options received 22,338 non-qualified stock options of NetLojix. The purchase method of accounting was used, with Matrix Telecom being treated as the acquirer for accounting purposes. The results of operations reported in the accompanying consolidated financial statements reflect the operations of Matrix Telecom prior to December 1, 1997 and the combined operations of NetLojix and Matrix Telecom subsequent to December 1, 1997. References to the "Company" refer to operations of Matrix Telecom prior to the Share Exchange and the combined operations of Matrix Telecom and NetLojix subsequent to the Share Exchange. As a result of the Share Exchange, Matrix Telecom became a wholly-owned subsidiary of NetLojix. (See note
2).

     The Share Exchange provided that Matrix Telecom shareholders would receive
2.4819 NetLojix common shares for each common share of Matrix Telecom then issued including treasury shares held by Matrix Telecom. For periods prior to the December 1, 1997 Share Exchange, all share amounts have been restated to reflect the Share Exchange as a 2.4819 for one stock split. In addition, on March 10, 1997 Matrix Telecom declared an 18 for one stock split. All share amounts have also been restated to reflect this stock split.

     On November 30, 1999, the Company sold its wholly-owned subsidiary, Matrix Telecom. Matrix Telecom represented all of the Company's residential long distance business. As a result of the Company's decision to exit the residential long distance business, the Company's consolidated financial statements as of December 31, 1999 and 1998, and for the years ended December 31, 1999, 1998 and 1997 reflect the Company's residential long distance business as a discontinued operation. (See note 3)

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

     For purposes of the statement of cash flows, the Company considers all demand deposits, time deposits, and other highly liquid investments with an original maturity at date of purchase of less than ninety days to be cash equivalents.

Accounts Receivable

     Accounts receivable are net of allowances for doubtful accounts and other provisions of $290,000 and $249,000 as of December 31, 1999 and 1998, respectively. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of its customers, historical trends and other information.

Revenue Recognition

     Revenues for long distance, frame relay, Internet, and applications development and hosting services are recognized as service is provided. Amounts paid in advance are recorded as unearned revenue and recognized as services are provided. Within the technical support services segment, the Company sells its services under hourly service contracts (whether prepaid or billed in arrears), flat fee service call contracts or prepaid maintenance contracts. For prepaid maintenance contracts, the Company recognizes revenues ratably over the service period. For all other services, revenues are recognized when the services are rendered.

Property and Equipment

     Property and equipment are recorded at cost. Maintenance and repairs are charged against income as incurred, while renewals and major replacements are capitalized. The cost and related accumulated depreciation of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in operations. The Company provides depreciation of fixed assets using the straight-line method over the estimated useful lives of the respective assets.

Goodwill

     Goodwill of $3,802,000 and $4,464,000 as of December 31, 1999 and 1998,
respectively, is net of accumulated amortization of $336,000 and $19,000 for the same periods. Goodwill represents the excess of purchase price over fair value of net assets acquired in the Digital Media, Inc. (DMI) and Remote Lojix (RLI) acquisitions and is being amortized on a straight-line basis over fifteen years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on discounted future operating cash flows expected to be generated by the acquired business. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Acquired Customer Base

     Acquired customer base of $923,000 and $1,240,000 as of December 31, 1999 and 1998, respectively, is net of accumulated amortization of $660,000 and $343,000 for the same periods. The acquired customer base is included in other assets and is being amortized on a straight-line basis over five years. The Company assesses the recoverability of this intangible asset by comparing the recorded value to estimated undiscounted future cash flows from the use of the asset. The amount of impairment, if any, is measured based on the difference between the recorded net book value and the estimated fair value of the intangible asset. The assessment of the recoverability of the acquired customer base will be impacted if the estimated fair value declines below the recorded book value.

Income Taxes

     The Company utilizes the asset and liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

     Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Concentrations of Credit Risk

     The Company's subscribers are primarily small to mid-size business owners and are not concentrated in any specific geographic region of the United States. The Company generally extends credit to its customers and accounts receivable are generally not collateralized. As of December 31, 1999 four customers comprise $1,300,000 or 52.6% of the accounts receivable balance as listed below.

Society Generale                            $    623,880
Mattel Media                                     372,000
Infosys Technologies Limited                     201,290
US Search.com                                    102,816
                                            $  1,299,986

Financial Instruments

     The Company's financial instruments include cash, receivables, payables, and accrued expenses. The carrying amount of such financial instruments approximates fair value because of the short maturity of these instruments.

Loss Per Share

     Basic and diluted loss per share has been computed using the weighted average number of shares of common stock outstanding during the period. The Company has excluded all outstanding convertible preferred stock and outstanding options and warrants to purchase common stock from the calculation of diluted net loss per share, as such securities are antidilutive for all periods presented. Comprehensive income (loss) for the years ended December 31, 1999, 1998 and 1997 is equal to net income (loss) reported for such periods.

Segment Reporting

     During 1999, the Company realigned its businesses into three business segments: network connectivity, technical support services and application development and hosting. In accordance with Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information", segment information is based on internal management reporting segmentation. Consequently, the Company's segment reporting has been changed to reflect the realignment and amounts presented for prior years have been reclassified to conform with the current presentation. (See Note 11)

Reclassifications

     Certain reclassifications have been made to prior period amounts in order to conform to current year presentation including the reclassifications necessary to reflect the residential long distance business of Matrix Telecom as a discontinued operation.

2. Acquisitions and Dispositions

Matrix Telecom, Inc.

     On December 1, 1997, NetLojix and Matrix Telecom completed the Share Exchange. For accounting purposes the Share Exchange was treated as a reverse acquisition of NetLojix by Matrix Telecom. NetLojix was the legal acquirer and, accordingly, the Share Exchange was effected by the issuance of NetLojix common stock in exchange for all of the common stock then outstanding of Matrix Telecom. In addition, holders of outstanding Matrix Telecom stock options received non-qualified stock options of the Company. Immediately after the Share Exchange the former shareholders of Matrix Telecom held approximately 84% of the then outstanding common stock of the Company.

     The reverse acquisition of NetLojix by Matrix Telecom was accounted for using the purchase method of accounting. In order to value the consideration given in the Share Exchange the market price of NetLojix's common stock for a period immediately preceding the announcement of the Share Exchange was used. As of the date of acquisition, the Company determined the fair value of the net tangible and intangible assets acquired and liabilities assumed. Concurrently, the Company determined that the carrying amount of recorded goodwill was not recoverable. Accordingly, the Company recorded a charge to expense of $9,098,545 immediately subsequent to the reverse acquisition.

     In connection with the completion of the Share Exchange, the Company entered into a Registration Rights and Lockup Agreement dated December 1, 1997 (the "Registration Rights and Lockup Agreement"). The Registration Rights and Lockup Agreement requires that the Company use its best efforts to file a shelf registration statement providing for the sale by certain stockholders of all securities issued to them in connection with the Share Exchange, subject to a two-year holding restriction imposed on such stockholders. Under the Registration Rights and Lockup Agreement, the Company is obliged to use its reasonable efforts to keep the shelf registration statement effective on a continuous basis for a period described in the Registration Rights and Lockup Agreement. Such stockholders may also require the Company to undertake up to two additional demand registrations of their securities if the shelf registration is not in place. As of December 1, 1999, the two-year holding restriction imposed on such shareholders by the Registrations Rights and Lockup Agreement expired.

     On November 30, 1999, the Company sold all of the stock of Matrix Telecom to Matrix Acquisition Holdings Corp., a wholly-owned subsidiary of Platinum Equity Holdings, LLC. (Platinum) and recorded a gain of $5,780,000. The purchase price for the Matrix Telecom stock was valued at $6,052,000 and consisted of four components. First, the Company received a credit against future charges incurred for long distance wholesale telephone traffic pursuant to a telecommunications service contract with Matrix Telecom. The amount of the credit was calculated to be approximately $614,000. Second, $4,190,000 in intercompany indebtedness owed to Matrix Telecom by NetLojix was eliminated or forgiven. Third, the federal income tax refunds paid to or due Matrix Telecom in the total amount of $1,248,000 were assigned to NetLojix. Fourth, NetLojix is to receive a future cash payment based upon Matrix Telecom's Internet service customer base. The Company will recognize any amounts due based on Matrix Telecom's Internet services as earned. The Company also received an indemnity from Platinum against certain claims or liabilities arising under NetLojix's secured credit facility with Coast Business Credit. NetLojix also has been released by Coast Business Credit from any claims or liabilities relating to borrowings secured by the assets of Matrix Telecom. The residential long distance operations of Matrix Telecom have been reflected as a discontinued operation and all prior period amounts have been restated. The Company has recorded a receivable due from Platinum Equity in the amount of $674,000 relating to the sale of Matrix Telecom, which is included in other current assets as of December 31, 1999.

     The final amount of the purchase price is subject to adjustment based on finalization of a balance sheet for Matrix Telecom as of August 31, 1999 and agreement by both parties. The Company has been notified by Platinum that it materially disagrees with the balance sheet of Matrix Telecom prepared by the Company. The Company and Platinum are currently attempting to negotiate a settlement of the balance sheet items in disagreement. If the Company is unable to resolve the matter, the balance sheet will be submitted to an independent firm of accountants chosen by the parties for final resolution. Any adjustments, as determined by such independent accountants, will affect the purchase price and the recorded gain. At this time, the Company does not believe that the ultimate resolution of the items in dispute will materially affect the recorded gain.

Best Connections, Inc. ("Best")

     Effective July 1, 1997, shareholders of Best, an affiliate of the Company through common ownership, contributed their ownership of Best to the Company in exchange for 934,987 shares of the Company's common stock. Best's primary assets were 1,999,997 shares of the Company's common stock and cash of $211,000. Because the companies were under common control, the assets and liabilities of Best were recorded at their historical cost, which approximated the fair value of such assets as of July 1, 1997. As a result of the combination, the Company assumed the obligation to grant up to 1,999,997 stock options to agents of Best and certain employees of affiliated companies. Such option grants relate to services, including sales promotion activities, which have been performed by the recipients on behalf of the Company. Accordingly, the fair value of such options has been charged to expense by the Company as the related services were provided.

Digital Media, Inc. ("DMI")

     Effective September 25, 1998, the Company acquired all of the capital stock of DMI, a California based developer of multimedia software. The Company exchanged 30,000 shares of its common stock valued at $71,250 for all of the outstanding common stock of DMI. The transaction was accounted for under the purchase method of accounting. The assets and liabilities of DMI were recorded at their historical cost which approximated their fair value at September 25, 1998. The Company recorded goodwill of approximately $117,000, which represents the excess of the purchase price over the fair value of the net identifiable assets received. The goodwill is being amortized on a straight-line basis over fifteen years.

Remote Lojix/PCSI, Inc. ("RLI")

     Effective November, 1998, the Company acquired all of the capital stock of RLI, a New York based provider of information technology services to corporate customers. The Company exchanged 650,000 shares of its common stock valued at $1,462,500 and the outstanding balance of a $500,000 loan from the Company for all of the outstanding common stock of RLI. The transaction was accounted for under the purchase method of accounting. The assets and liabilities of RLI were recorded at their historical cost which approximated the fair value at the date of acquisition. The Company recorded goodwill of approximately $4,365,000, which represents the excess of the purchase price over the fair value of the assets received. The goodwill is being amortized on a straight-line basis over fifteen years. During 1999 the Company settled all outstanding claims against the former majority stockholder of RLI in exchange for relinquishment of 176,262 shares of common stock of the Company. The relinquishment was recorded as a reduction of goodwill in the amount of $432,000 during 1999.

     Unaudited pro forma results of operations of the Company as if the share exchange of Matrix Telecom and the acquisitions of Best, DMI and RLI had occurred as of the beginning of the periods presented are as follows:

Year Ended December 31                                            1998                  1997
Revenue                                                       $   15,585,671            14,013,434
Operating loss                                                   (4,953,083)           (11,912,522)
Loss from continuing operations                                  (5,403,049)           (12,063,724)
Pro forma loss from continuing operations per share           $  (0.53)                (1.00)

     The pro forma financial information has been prepared for comparative purposes only and does not purport to indicate the results of operations that would have occurred had the acquisition been made at the beginning of the periods indicated, or which may occur in the future.

     As of the date of acquisitions, the fair market value of the assets acquired and liabilities assumed included the following:

                                              1998             DMI                 RLI   Total

Current assets other than cash           $    50,105           1,034,803           1,084,908
Property and equipment                        44,313             132,169             176,482
Goodwill                                     117,169           4,375,191           4,492,360
Current liabilities                         (166,255)         (3,579,663)         (3,745,918)
Common stock issued                          (71,250)         (1,462,500)         (1,533,750)
Cash acquired (paid)                     $    25,918            (500,000)           (474,082)

1997 Matrix Telecom Best Total
Current assets other than cash           $   258,041                  --             258,041
Property and equipment                       577,836              15,137             592,973
Customer base                              1,583,000                  --           1,583,000
Goodwill                                   9,098,545                  --           9,098,545
Current liabilities                       (1,945,526)           (183,041)         (2,128,567)
Long-term liabilities                       (688,854)                 --            (688,854)
Common and preferred stock issued         (9,149,513)         (3,361,208)        (12,510,721)
Treasury stock acquired                           --           3,317,940           3,317,940
Cash acquired                            $   266,471             211,172             477,643

3. Discontinued Operations

Selected financial information for the residential long distance business discontinued operations is as follows:

                                                             1999                1998                  1997
Sales                                                  $  18,993,330           34,125,769             44,953,834
Expenses                                                 (22,023,905)         (38,048,479)           (46,180,644)
Loss before income tax benefit                           (3,030,575)          (3,922,710)            (1,226,810)
Income tax benefit                                               --            1,391,389              247,611
Loss from operations of discontinued operations        $ (3,030,575)          (2,531,321)            (979,199)

                                                                                        December 31,1998
Cash                                                                                    $    689,120
Accounts receivable                                                                          3,237,264
Other assets                                                                                 1,308,152
Total assets                                                                            $    5,234,536
Liabilities                                                                             $    6,078,036
Accumulated deficit                                                                         (843,500)
Total liabilities and deficit                                                           $   5,234,536

4. Property and Equipment

Property and equipment consisted of the following:

                                                 Estimated useful life          1999         1998
Communications system                            2-5 years                 $    1,151,779   $979,659
Office furniture and equipment                   1-7 years                      423,082      396,688
Leasehold improvements                           Lease term                     134,558      105,098
Total property and equipment                                                    1,709,419    1,481,445
Accumulated depreciation and amortization                                      (791,848)    (441,952)
Property and equipment, net                                                $    917,571      $1,039,493

The Company recognized total depreciation expense of $714,000, $737,000 and $632,000 for 1999, 1998 and 1997, respectively. Depreciation expense for continuing operations was $372,000, $254,000 and $65,000 for the same periods.

5. Stockholders' Equity

Common Stock Subject to Put Option

     In 1996, approximately 482,000 shares of common stock were sold to officers of the Company at $1.50 per share. Upon the termination of the recipient's employment, such shares could be put or called at a price of $1.50 per share plus the earnings per share or minus the losses per share of the Company from the period July 1, 1996 to the end of the month prior to the date of notification of termination of employment by the employee or the Company. As of December 31, 1999 all put/call rights had been rescinded.

                                                                           Shares        Amount
Sale of common shares subject to put                                       482,400   $   723,600
Increase in share value subject to put charged to expense                  --            172,400


Balance, December 31, 1996                                                 482,400       896,000

Decrease in share value subject to put recorded
as a reduction to expense                                                  --           (172,400)
Vested shares no longer subject to put                                    (96,480)      (144,720)
Balance, December 31, 1997                                                 385,920       578,880

Vested shares no longer subject to put                                    (48,187)      (72,281)
Called shares subject to put                                              (225,155)     (337,732)
Balance, December 31, 1998                                                 112,578       168,867

Vested shares no longer subject to put                                    (37,527)      (56,290)
Cancellation of put/call rights                                           (75,051)      (112,577)

Balance, December 31, 1999                                                 --         $  --

Issuance and Conversion of Preferred Stock

     The Series A Convertible Preferred Stock ("Series A Stock") is convertible, on a one-to-one basis, into shares of the Company's common stock. During 1998, a total of 60,000 shares of the Series A Stock was converted to 60,000 shares of the NetLojix common stock.

     On April 13, 1999, the Company sold 1,500 shares of its newly-designated Series B Convertible Preferred Stock (the "Series B Stock") to three private investors for $1,500,000. The Series B Convertible Preferred Stock was convertible into common stock at the option of the Series B investors at any time. The conversion price was the lesser of $6.875 or 89% of the closing bid price for the Company's common stock at the time of conversion. All of the shares of the Series B Stock were converted into an aggregate of 804,328 shares of NetLojix common stock during 1999.

     The Company also issued the Series B Investors warrants to purchase up to 20,000 shares of Common Stock at a price of $8.60 per share. The warrants may be exercised beginning September 30, 1999, and terminate on March 31, 2002. During 1999, 9,328 of such warrants were cancelled.

     The Company paid Trinity Capital Advisors, Inc. $60,000 as compensation for financial advisory services in connection with the placement of the Series B Stock.

Equity Line Agreement

     On April 23, 1999, the Company entered into an equity line of credit agreement with Cambois Finance, Inc., through which the Company may sell or "put" NetLojix common stock to Cambois Finance, Inc. subject to the satisfaction of several conditions. The equity line agreement provides for Cambois Finance to purchase up to $13,500,000 of NetLojix common stock, subject to the Company filing and maintaining an effective registration statement, trading price and volume minimums, and limits on the amount and frequency on sales of common stock under the line. The Company filed the registration statement, which was declared effective by the Securities and Exchange Commission on August 25, 1999. As of December 31, 1999, the Company had put a total of 1,066,725 shares of its common stock to Cambois Finance for $2,000,000 pursuant to the equity line agreement. The equity line agreement provides that, without a vote of the Company's common stockholders, the Company may not issue more than 2,103,939 shares of common stock in the aggregate to Cambois Finance, Inc. under the equity line, which number of shares is equal to 19.96% of the outstanding shares of the Company's common stock on the date of the equity line agreement. As a result, as of December 31, 1999, the Company could sell up to an additional 1,037,214 shares to Cambois Finance, Inc. In order to issue shares in excess of that amount under the equity line agreement, the Company would have to register additional shares with the Securities and Exchange Commission, as well as obtain stockholder approval.

     The Company issued 3,000 shares of Common Stock to Trinity Capital Advisors, Inc. as compensation for financial advisory services in connection with the transactions as set forth in the Private Equity Line.

Common Stock Repurchases/Relinquishments

     In December 1998, the Company retired all of its then outstanding treasury stock, which consisted of 2,201,601 shares.

     During February 1999, the Company purchased 11,075 shares of its common stock at prices ranging from $5.875 to $7.41 in the open market pursuant to the Company's 1999 GO Plan. The 1999 GO Plan was established to provide the Company's employees with cash bonuses for up to four years to promote longevity of employment. For four consecutive years starting in February 2000, the Company will sell 25% of the shares held under the 1999 GO Plan and distribute the proceeds as cash bonuses to the employees who were employed at both the date of the establishment of the 1999 GO Plan and at the date of distribution.

     During 1999, the former majority stockholder of RLI relinquished 176,262 shares of the Company's common stock to the Company in accordance with two separate legal settlements related to disputes concerning the purchase of RLI. These shares were originally issued in connection with the purchase of RLI. Of these shares, 140,000 shares are held as treasury stock while 36,262 shares were subsequently canceled and retired. The value of the shares relinquished was recorded as an adjustment to goodwill.

Preferred Stock Dividends

     As a result of issuance of the Series B preferred stock, the Company was required to account for the benefit of the conversion feature in a manner similar to a preferred stock dividend equal to the difference between the market price of the Company's common stock at the date the Company committed to issue the Series B stock and the conversion price, times the number of common shares issuable upon conversion. The effect of these preferred stock dividends on earnings per share was recognized ratably over the period to the earliest conversion date (90 days from date of issuance). During 1999, the Company included preferred dividends related to the conversion feature on Series B stock of $256,593 in the calculation of earnings per share.

     On January 31, 1999 and July 31, 1999, the Company declared and paid in cash semi-annual dividends of $23,632 each to the holders of the Company's Series A convertible preferred stock.

     On September 30, 1999, the Company declared and paid in cash quarterly dividends of $7,350 to the holders of the Company's Series B preferred stock.

Stock Option Grants

     NETLOJIX OPTIONS-Prior to the Share Exchange, NetLojix adopted a 1997 Incentive Stock Option Plan (the "NetLojix 1997 Plan") for option grants to officers and key employees. The NetLojix 1997 Plan authorizes grants of options to purchase up to 250,000 shares of authorized but unissued common stock and 125,000 shares of restricted common stock. Stock options are to be granted with an exercise price greater than or equal to the stock's fair market value at the date of grant. Options generally vest 25% after one year and 25% each year thereafter until fully vested. Such options typically expire after ten years. As of December 31, 1999, 57,585 options had been exercised and 120,938 options were outstanding. In addition, NetLojix had other options which had been granted prior to the adoption of the NetLojix 1997 Plan. After the Share Exchange all outstanding options became obligations of the Company. As of December 31, 1999, all options granted prior to the adoption of the NetLojix 1997 Plan had expired.

     On January 1, 1998, the Company granted options to purchase 75,000 shares of the Company's common stock at an exercise price of $1.50 per share. On March 1, 1998, the Company granted options to purchase 100,000 shares of the Company's common stock at an exercise price of $1.50 per share. These options become exercisable based on qualified billings to long distance customers generated by the optionees from the respective dates of grant through December 31, 2000. As of December 31, 1999, and in connection with the sale of Matrix Telecom, all grants under these agreements had been cancelled except for 26,657 options left outstanding with an expiration date of December 31, 2002.

     On February 24, 1998, the Company's Board of Directors approved a grant of a total of 120,000 shares of restricted common stock to two board members pursuant to the NetLojix 1997 Plan. The restricted stock provisions will lapse over four years or fully lapse in the event of death or permanent disability of the grantees. During 1998, one of the board members resigned from the board and his 60,000 shares were vested immediately. As of December 31, 1999, only those 60,000 shares of restricted common stock are vested.

     During 1998, the Company adopted the 1998 Stock Incentive Plan (the "NetLojix 1998 Plan"), which provides for the issuance of up to 1,500,000 shares of NetLojix common stock pursuant to stock options and issuances of restricted stock, as well as for the grant of stock appreciation rights. Stock options are to be granted with an exercise price greater than or equal to the stock's fair market value at the date of grant. Options generally vest 25% after one year and 25% each year thereafter until fully vested. Such options typically expire after ten years. As of December 31, 1999, the Company had granted options to purchase 1,040,500 shares and granted 20,000 shares of restricted stock under the NetLojix 1998 Plan. Exercise prices range from $1.875 to $5.625 per share. Options to purchase 998,000 shares were outstanding as of December 31, 1999.

     During 1999 the Company granted nonstatutory stock options to three board members to purchase a total of 75,000 shares of the Company's common stock at exercise prices ranging from $4.625 to $4.88 (average exercise price of $4.82 per share), which was equivalent to the fair market value of the stock at the respective dates of grant. The stock options vest at a rate of 50% per year over two years and were granted pursuant to the NetLojix 1998 Plan.

     During 1999, the Company granted incentive stock options to four officers to purchase a total of 350,000 shares of the Company's common stock at exercise prices ranging from $4.88 to $5.625 (average exercise price of $4.99 per share) which was equivalent to the fair market value of the stock at the respective dates of grant. The options vest at a rate of 25% per year over four years and were granted pursuant to the NetLojix 1998 Plan.

     The Company also granted incentive stock options to various non-executive managers and employees to purchase a total

Market for Common Equity and Related Stockholder Matters

     Since May 28, 1998, our Common Stock has been traded on The Nasdaq SmallCap Marketsm. The trading symbol is "NETX." Until September 15, 1999, the stock traded under the trading symbol "AVCO." Prior to its listing on The Nasdaq SmallCap Market, the Common Stock traded on the Electronic Bulletin Board. There is no established public trading market for NetLojix's Preferred Stock. The following table sets forth, for the indicated periods, high and low price information for NetLojix's Common Stock. High and low bid information is provided with respect to periods prior to May 28, 1998. High and low prices for periods after May 28, 1998, reflect high and low sales prices. Such information was provided by Nasdaq, various market makers and online quote reporting services. The quotations provided reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Year ended December 31, 1998                              High                  Low
First Quarter                                             $8.63                 $4.94
Second Quarter                                            $15.88                $7.67
Third Quarter                                             $8.00                 $1.75
Fourth Quarter                                            $31.00                $2.00

Year ended December 31, 1999

First Quarter                                             $12.50                $4.00
Second Quarter                                            $8.75                 $3.75
Third Quarter                                             $4.88                 $1.63
Fourth Quarter                                            $8.50                 $1.63

     The number of shareholders of record of NetLojix Common Stock as of March 24, 2000, was 566. At that date there were two record holders of NetLojix's Preferred Stock.

     We have not paid any cash dividends on our Common Stock to date and we do not anticipate paying dividends in the foreseeable future. We intend to utilize all available funds for the development of our business. The terms of NetLojix's Series A Convertible Preferred Stock prevent the payment of any dividend on the Common Stock unless (1) all cumulative dividends on the Series A Convertible Preferred Stock have been fully paid, and (2) the holders of at least 50% of the outstanding shares of the Series A Convertible Preferred Stock have approved such dividend. In addition, the terms of our secured credit agreement provide that NetLojix cannot declare a dividend on any of its ownership interests without the secured lender's approval.

Corporate Information

Corporate Officers and Directors

Anthony E. Papa
Chairman of the Board
Chief Executive Officer

James P. Pisani
President
Chief Operating Officer and Secretary
Director

Michael J. Ussery
Chief Financial Officer

Frank A. Leone
Executive Vice President of Field Sales and Service

Joseph Renteria, Jr.
Vice President, Information Systems

John E. Allen
Director
Vice Chairman, Amli Residential Properties Trust
Vice Chairman, Amli Commercial Properties Trust

President, Amli Realty Co.
Executive Vice President, United CreditServ, Inc.

Jeffrey J. Jensen
Director
President, Specialized Association Services, Ltd.
President, United Group Service Centers, Inc.

Anthony D. Martin
Director
Managing Director, CrossHill Financial Group Inc.

Stock Trading
The Common Stock of NetLojix Communications, Inc. is traded on The Nasdaq SmallCap Marketsm under the symbol: NETX.

Transfer Agent
U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204
818.502.1404

General Counsel
Seed, Mackall & Cole LLP
1332 Anacapa Street
Santa Barbara, CA 93101
805.963.0669

Auditors
KPMG LLP
200 Crescent Court, Suite 300
Dallas, TX 75201
214.754.2000

Annual Meeting

     The Annual Meeting of Shareholders will be held on Thursday, May 25, 2000 at 2:30 PM at the Hotel Santa Barbara, 533 State Street, Santa Barbara, California.

Corporate Offices
NetLojix Communications, Inc.
501 Bath Street
Santa Barbara, CA 93101
tel. 805.884.6300
fax 805.884.6311
web site: www.netlojix.com